Stradley Ronon Stevens & Young, LLP

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Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

August 18, 2009

Via EDGAR

Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Nationwide Variable Insurance Trust
N-1A Post-Effective Amendment # 130 (“PEA 130”)
SEC File Nos. 002-73024 & 811-03213

Dear Ms. White:

     This letter responds to each of the comments provided to me orally on July 16, 2009, regarding the registration statement on Form N-1A (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”). The Registration Statement was filed to register Class II shares of the NVIT Money Market Fund.

     For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. The revisions indicated below will be included in Registrant’s subsequent filing under Rule 485(b) related to the Registration Statement.

     In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

§	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
§	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and
§	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Alison White
August 18, 2009

1. Comment: The class identifier for Class II of the NVIT Money Market Fund was not included in the 485(a) filing.

Response: Class II of the NVIT Money Market Fund was registered with the acceptance of the Rule 485(a) filing. As Class II is a new class of the NVIT Money Market Fund, we did not receive a class identifier until after acceptance by the SEC. For your reference, the class identifier assigned is C00079439.

2. Comment: Please reflect the full amount of administrative services fees for Class I and Class IV shares of the NVIT Money Market Fund in the Fees and Expenses Table.

Response: For all classes of shares of the NVIT Money Market Fund, other than Class II shares, the registration of which is the sole purpose of PEA 130, the prospectus does not incorporate any new or updated amounts or percentages. As such, Registrant could have filed this prospectus as a stand alone prospectus relating only to Class II shares. The amounts and percentages of the other classes of the NVIT Money Market Fund are still effective. Therefore, Registrant has declined to accept the Staff’s comment.

3. Comment: As the current and maximum administrative services fees for Class V shares is same, consider revising the footnote to eliminate the reference to Class V shares.

Response: Registrant has eliminated the reference to Class V shares in the footnote.

4. Comment: Please reflect the Staff’s comments to PEA 123, in particular Comment 55.

Response: As indicated in the Registrant’s response to Comment 55 for PEA 123, the Funds of the Trust, including the NVIT Money Market Fund, do not control any person nor are the Funds under common control with any person. To the extent that the Staff’s concern is with regard to the list of principal shareholders that indicate over a 25% holding of a Fund by an insurance company, Registrant has previously added disclosure in the SAI, which was included in PEA 130, to indicate that Fund classes are generally sold to and owned by insurance company separate accounts to serve as the investment vehicle for variable annuity and life insurance contracts.

Registrant also confirms that the Staff’s comments to PEA 123 have been addressed in PEA 130, as applicable.

* * * * * * * * * * * * * * * * * * *

Alison White
August 18, 2009

     Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera

cc:	Allan Oster, Esq. Barbara A. Nugent, Esq.
Christopher J. Zimmerman, Esq.